CTI Industries Corporation
                                                            22160 N. Pepper Road
                                                      Barrington, Illinois 60610
                                                                  (847) 382-1000

February 18, 2005

Mr. Ryan Rohn
Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549-0404

         Re:      Form 8-K Item 4.01 Filed February 15, 2005
                  File Number 000-23115

Dear Mr. Rohn:

This letter is provided to you in response to your letter to CTI Industries Corporation (the "Company") dated February 15 ("Comment Letter"). The responses are keyed to, and organized by, the comments as set forth in your letter.

Out of State Auditors

1. We note your independent accountant, Weiser, LLP, is duly registered and in good standing to practice in New York. However, Weiser, LLP is not currently licensed in Illinois where your company is located. Tell us why you selected a New York based accounting firm to audit the financial statements of an Illinois based company. Tell us if the audit will be physically performed in New York or Illinois. Also, confirm to us that the operations and assets of your company are physically located in Illinois. Please note that it is your responsibility to provide financial statements audited by an auditor who meets the requirements of Rule 2-01(a) of Regulation S-X. Tell us how you have met the requirements of Rule 2-01(a) of Regulation S-X. Also tell us what consideration you gave to Illinois state laws governing audits of Illinois companies performed by accountants who are licensed by other states.

Response:

            The Company's Audit Committee selected Weiser, LLP to be the Company's independent auditors based upon the following factors:

                  o     The professional reputation of Weiser, LLP;

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                  o     Weiser's experience and expertise in auditing
                        manufacturing and distribution entities such as the Company;

                  o     Weiser's international audit expertise and capabilities;
                        and

                  o     Weiser experience with SEC registrants.

            We confirm that the Company's audit will be physically performed in the State of Illinois. We also confirm that the majority of our operations and assets are physically located in Illinois. Please note that the Company has assets and operations located in Guadalajara, Mexico and in the United Kingdom.

            We confirm our understanding of our requirements to provide financial statements audited by an auditor who meets the requirements of Rule 2-01(a) of Regulation S-X. Prior to our consideration of Weiser, LLP as our independent auditors, we met with them and reviewed their credentials, which, as you noted, included the fact that they are duly licensed and in good standing to practice in New York. We also confirm that Weiser, LLP was made aware of an SEC comment included in a previous SEC comment letter to the Company in 2004 regarding licensing requirements of out-of-state auditors. Weiser informed the Company that, as part of their client acceptance procedures, they have reviewed the requirements to be licensed in the State of Illinois, and as such have further informed us that they are currently in the process of becoming licensed in the State of Illinois. We represent that we will file a supplemental response to this correspondence attaching a copy of documentation verifying Weiser, LLP's Illinois registration once such documentation has been finally issued.

            Pursuant to the requirements of the Comment Letter, the Company further acknowledges that:

                  o the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

                  o staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

                  o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                  Sincerely,


                                                  Stephen M. Merrick
                                                  ------------------
                                                  Executive Vice President and
                                                  Chief Financial Officer